EXHIBIT 11.1
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income per Share of Common Stock
(in millions, except per share data)

Year Ended
December 31, 2006
Basic
Shares outstanding at the start of the period	73.8
Weighted average of new shares issued during the period	—
Weighted average of treasury shares issued during the period for exercise of stock options and other stock compensation plans	.9
Weighted average of treasury shares purchased during the period	(.6)

Average shares outstanding — basic	74.1

Effect of Dilutive Securities
Average dilutive shares outstanding — assuming dilution	1.7

Average shares outstanding — diluted	75.8

Net income	$123.5

Income Per Common Share — Basic
Net income	$1.67

Income Per Common Share — Diluted
Net income	$1.63

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